UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(RULE 13d - 102)

Information to be included in statements filed pursuant
to Rules 13d-1(b), (c) and (d) and amendments thereto filed
pursuant to 13d-2(b)

(AMENDMENT NO. )*

McCormick & Schmick’s Seafood Restaurants, Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

579780107
(CUSIP Number)

November 29, 2011
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule
pursuant to which this Schedule is filed:

[ ]        Rule 13d-1(b)
[x]        Rule 13d-1(c)
[ ]        Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)

(Page 1 of 17)

1.      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Castlerigg Merger Arbitrage Master, Ltd.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)  [x]
         (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

             345,819

7.      SOLE DISPOSITIVE POWER

             0

8.      SHARED DISPOSITIVE POWER

             345,819

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             345,819

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
          EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             2.3%

12.     TYPE OF REPORTING PERSON*

             CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Castlerigg Merger Arbitrage, Ltd.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)  [x]
         (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

             345,819

7.      SOLE DISPOSITIVE POWER

             0

8.      SHARED DISPOSITIVE POWER

             345,819

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             345,819

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
          EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             2.3%

12.     TYPE OF REPORTING PERSON*

             CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Castlerigg Merger Arbitrage Intermediate, L.P.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)  [x]
         (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

             345,819

7.      SOLE DISPOSITIVE POWER

             0

8.      SHARED DISPOSITIVE POWER

             345,819

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             345,819

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
          EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             2.3%

12.     TYPE OF REPORTING PERSON*

             PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Castlerigg UCITS Funds plc

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)  [x]
         (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             Ireland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

             169,236

7.      SOLE DISPOSITIVE POWER

             0

8.      SHARED DISPOSITIVE POWER

             169,236

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             169,236

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
          EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             1.1%

12.     TYPE OF REPORTING PERSON*

             CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Sandell Asset Management Corp.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)  [x]
         (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

             604,605

7.      SOLE DISPOSITIVE POWER

             0

8.      SHARED DISPOSITIVE POWER

             604,605

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             604,605

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
          EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             4.1%

12.     TYPE OF REPORTING PERSON*

             CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Sandell Investment Services, LLC

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)  [x]
         (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

             169,236

7.      SOLE DISPOSITIVE POWER

             0

8.      SHARED DISPOSITIVE POWER

             169,236

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             169,236

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
          EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             1.1%

12.     TYPE OF REPORTING PERSON*

             PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Thomas E. Sandell

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)  [x]
         (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             Sweden

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

             773,841

7.      SOLE DISPOSITIVE POWER

             0

8.      SHARED DISPOSITIVE POWER

             773,841

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             773,841

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
          EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             5.2%

12.     TYPE OF REPORTING PERSON*

             IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

This Schedule 13G reflects the beneficial ownership of the Reporting Persons (as defined below) as of December 6, 2011.

ITEM 1(a).      NAME OF ISSUER:

McCormick & Schmick’s Seafood Restaurants, Inc. (“Issuer”)

ITEM 1(b).      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

1414 NW Northrup Street, Suite 700
Portland, Oregon 97209

ITEM 2(a).      NAME OF PERSON FILING:

The names of the persons filing this statement on Schedule 13G (collectively, the “Reporting Persons”) are:

●	Sandell Asset Management Corp., a Cayman Islands exempted company (“SAMC”),

●	Castlerigg Merger Arbitrage Master, Ltd, a British Virgin Islands company (“CMAM”),

●	Castlerigg Merger Arbitrage Intermediate, L.P., a British Virgin Islands limited partnership (“CMAI”),

●	Castlerigg Merger Arbitrage, Ltd., a British Virgin Islands company (“CMA”),

●	Castlerigg UCITS Funds plc, a public limited company formed in the Republic of Ireland (“UCITS plc”),

●	Sandell Investment Services, LLC, a Delaware limited liability company (“Sandell Services”), and

●	Thomas E. Sandell, a citizen of Sweden (“Sandell”).

ITEM 2(b).      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The principal business address for each of CMAM, CMAI and CMA is 171 Main Street, Road Town, Tortola, BVI VG 1110.

The principal business address for each of SAMC, Sandell Services and Sandell is 40 West 57th Street, 26th Floor, New York, New York 10019.

The principal business address for UCITS plc is c/o BNY Mellon Fund Services (Ireland) Limited, Guild House, Guild Street, IFSC, Dublin 1, Ireland.

ITEM 2(c).      CITIZENSHIP:

Each of CMAM and CMA is a company formed under the laws of the British Virgin Islands.

CMAI is a British Virgin Islands limited partnership.

SAMC is a Cayman Islands exempted company.

UCITS plc is a public limited company formed under the laws of the Republic of Ireland.

Sandell Services is a Delaware limited liability company.

Mr. Sandell is a citizen of Sweden.

ITEM 2(d).      TITLE OF CLASS OF SECURITIES:

Common Stock, $.001 par value per share (the “Common Stock”)

ITEM 2(e).      CUSIP NUMBER:

579780107

ITEM 3.         IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR
13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)    [ ] Broker or dealer registered under Section 15 of the Exchange Act.

(b)    [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)    [ ] Insurance company defined in Section 3(a)(19) of the Exchange Act.

(d)    [ ] Investment company registered under Section 8 of the Investment Company Act.

(e)    [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)     [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)    [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)    [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)     [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment
 Company Act;

(j)     [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

   If this statement is filed pursuant to Rule 13d-1(c), check this box [x]

ITEM 4.         OWNERSHIP.

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)           Amount beneficially owned:

Collectively, the Reporting Persons may be deemed to be the beneficial owners of 773,841 shares of Common Stock.

CMAM, CMA, CMAI, SAMC and Mr. Sandell may be deemed to beneficially own the 345,819 shares of Common Stock held directly by CMAM.

UCITS plc, Sandell Services and Mr. Sandell may be deemed to beneficially own the 169,236 shares of Common Stock held directly by UCITS plc.

SAMC and Mr. Sandell may be deemed to beneficially own the 258,786 shares of Common Stock held in an account separately managed by SAMC (the “Separately Managed Account”).

(b)    Percent of Class:

The Reporting Persons beneficially own 773,841 shares of Common Stock representing 5.2% of all the outstanding shares of Common Stock.

The 345,819 shares of Common Stock held directly by CMAM represent 2.3% of all the outstanding shares of Common Stock.

The 169,236 shares of Common Stock held directly by UCITS plc represent 1.1% of all the outstanding shares of Common Stock.

The 258,786 shares of Common Stock held in the Separately Managed Account represent 1.7% of all the outstanding shares of Common Stock.

The calculation of the Reporting Persons’ beneficial ownership is based on the 14,889,523 shares of Common Stock issued and outstanding as of November 1, 2011 as reported in Form 10-Q filed by the Issuer on November 7, 2011.

(c)           Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

Not applicable.

(ii)	Shared power to vote or to direct the vote of shares of Common Stock:

CMAM, CMAI, CMA, SAMC and Mr. Sandell have the shared power to vote or direct the vote of the 345,819 shares of Common Stock held by CMAM.

UCITS plc, Sandell Services and Mr. Sandell have the shared power to vote or direct the vote of the 169,236 shares of Common Stock held by UCITS plc.

SAMC and Mr. Sandell have the shared power to vote or direct the vote of the 258,786 shares of Common Stock held in the Separately Managed Account.

(iii)	Sole power to dispose or to direct the disposition of shares of Common Stock:

Not applicable.

(iv)	Shared power to dispose or to direct the disposition of shares of Common Stock:

CMAM, CMAI, CMA, SAMC and Mr. Sandell have the shared power to dispose or to direct the disposition of the 345,819 shares of Common Stock held by CMAM.

UCITS plc, Sandell Services and Mr. Sandell have the shared power to dispose or to direct the disposition of the 169,236 shares of Common Stock held by UCITS plc.

SAMC and Mr. Sandell have the shared power to dispose or to direct the disposition of the 258,786 shares of Common Stock held in the Separately Managed Account.

ITEM 5.         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

    Not applicable.

ITEM 7.         IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
           ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
           COMPANY.

    CMAM directly owns 345,819 shares of Common Stock.  CMAI is the controlling shareholder of CMAM and CMA is the controlling shareholder of CMAI.

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

               See Exhibit B attached hereto.

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP.

               Not applicable.

ITEM 10.   CERTIFICATION.

By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                                                                                                  SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated:  December 7, 2011
SANDELL ASSET MANAGEMENT CORP.

By:  /s/ Thomas E. Sandell
Name:  Thomas E. Sandell
Title: Chief Executive Officer

CASTLERIGG MERGER ARBITRAGE MASTER, LTD.
By: Sandell Asset Management Corp.
As Investment Manager

By:  /s/ Thomas E. Sandell
Name:  Thomas E. Sandell
Title: Chief Executive Officer

CASTLERIGG MERGER ARBITRAGE, LTD.
By: Sandell Asset Management Corp.
As Investment Manager

By:  /s/ Thomas E. Sandell
Name:  Thomas E. Sandell
Title: Chief Executive Officer

CASTLERIGG MERGER ARBITRAGE INTERMEDIATE, L.P.
By: Sandell Asset Management Corp.
As Investment Manager

By:  /s/ Thomas E. Sandell
Name:  Thomas E. Sandell
Title:  Chief Executive Officer

Castlerigg UCITS Funds plc, an umbrella
fund with segregated liability between
sub-funds acting for and on behalf of
Castlerigg Merger Arbitrage UCITS Fund

By: Sandell Investment Services, LLC,
As Investment manager

By:  /s/ Thomas E. Sandell
Name:  Thomas E. Sandell
Title:  Chief Executive Officer

SANDELL INVESTMENT SERVICES, LLC

By:  /s/ Thomas E. Sandell
Name:  Thomas E. Sandell
Title:  Managing Member

/s/ Thomas E. Sandell
Thomas E. Sandell

EXHIBIT A
JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of McCormick & Schmick’s Seafood Restaurants, Inc. dated as of December 7, 2011 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  December 7, 2011
SANDELL ASSET MANAGEMENT CORP.

By:   /s/ Thomas E. Sandell
Name:  Thomas E. Sandell
Title: Chief Executive Officer

CASTLERIGG MERGER ARBITRAGE MASTER, LTD.
By: Sandell Asset Management Corp.
As Investment Manager

By:   /s/ Thomas E. Sandell
Name:  Thomas E. Sandell
Title: Chief Executive Officer

CASTLERIGG MERGER ARBITRAGE, LTD.
By: Sandell Asset Management Corp.
As Investment Manager

By:  /s/ Thomas E. Sandell
Name:  Thomas E. Sandell
Title: Chief Executive Officer

CASTLERIGG MERGER ARBITRAGE INTERMEDIATE, L.P.
By: Sandell Asset Management Corp.
As Investment Manager

By:   /s/ Thomas E. Sandell
Name:  Thomas E. Sandell
Title: Chief Executive Officer

Castlerigg UCITS Funds plc, an umbrella
fund with segregated liability between
sub-funds acting for and on behalf of
Castlerigg Merger Arbitrage UCITS Fund

By: Sandell Investment Services, LLC,
As Investment manager

By:   /s/ Thomas E. Sandell
Name:  Thomas E. Sandell
Title:  Chief Executive Officer

SANDELL INVESTMENT SERVICES, LLC

By:   /s/ Thomas E. Sandell
Name: Thomas E. Sandell
Title: Managing Member

/s/ Thomas E. Sandell
Thomas E. Sandell

EXHIBIT B

IDENTIFICATION OF MEMBERS OF THE GROUP

Sandell Asset Management Corp.
Castlerigg Merger Arbitrage Master, Ltd
Castlerigg Merger Arbitrage Intermediate, L.P.
Castlerigg Merger Arbitrage, Ltd.
Castlerigg UCITS Funds plc
Sandell Investment Services, LLC
Thomas E. Sandell